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                                                                    EXHIBIT 77D

COLUMBIA FUNDS SERIES TRUST II

EXHIBIT 77D

Columbia Absolute Return Currency and Income Fund

At a Joint Special Meeting of Shareholders held on February 27, 2013 (the "Meeting"), shareholders of the Fund approved a proposal to modify the Fund's fundamental policy regarding concentration by removing an exception in the policy for investment in banks or bank holding companies and finance companies.

Columbia Seligman Global Technology Fund

At a Joint Special Meeting of Shareholders held on February 27, 2013 (the "Meeting"), shareholders of the Fund approved two proposals. The first proposal was a change to the Fund's policy regarding concentration to provide that the Fund will, under normal market conditions, invest at least 25% of its total assets in securities of companies in the technology and related group of industries. The second proposal was the reclassification of the Fund from a "diversified fund" to a "non-diversified fund," as such terms are defined in the Investment Company Act of 1940, as amended.